Axion Power International, Inc.

3601 Clover Lane

New Castle, PA 16105

October 6, 2015

VIA EDGAR

Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Axion Power International, Inc.
Form 10-K
Filed April 15, 2015
File No. 001-36707

Gentlepersons:

We are in receipt of your letter to us, dated September 24, 2015, regarding the above referenced Form 10-K. We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents. In order to fully respond to your letter and for ease of reference, we have included your comments (bolded) and each of our responses to your comments.

Key Performance Indicators…, page 28

1. We note the first “significant” metric disclosed here. In light of your plan to exit the manufacture of lead acid batteries, please revise future filings to discuss specifically, the amount of revenue growth from your PbC technology. Also, revise future filings to discuss the reasons underlying changes in such revenue, including the reasons for the inability to achieve growth, to the extent applicable.

In order to address this comment, commencing with the Form 10-Q for the quarter ended September 30, 2015, we will discuss the amount of revenue growth from PbC technology, if any, and will also discuss the reasons underlying changes in such revenue, if any, which reasons shall include the reasons for the inability to achieve such growth, as applicable.

Item 10. Directors, Executive Officers and Corporate Governance, page 59

2. Please revise future applicable filings to clarify whether or not you have an audit committee financial expert serving on your audit committee. We note the conflicting statements on pages 11 and 23 of the definitive proxy statement, incorporated by reference to this Form 10-K.

The Company’s Audit Committee does have a financial expert, who is Richard Bogan who is also the Chair of the Committee. Mr. Bogan is a CPA and has served as CFO of both Miller Brewing Company and RJ Reynolds Tobacco Holdings during his career, so his experience makes him eminently qualified to service as the financial expert for Axion’s Audit Committee. The Company will clarify this point in its next appropriate filing which would be the earliest to occur of its next filed Schedule 14A or 2016 Form 10-K.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Amanda Ravitz

October 6, 2015

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments. Please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (215) 375-6646) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Donald Farley

Donald Farley

cc: Jolie Kahn, Esq.